SECURITIES AND EXCHANGE COMMISSION
Washington D.C., 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO                     .
COMMISSION FILE NO. 1-34073
A.	Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:
Huntington Investment and Tax Savings Plan
B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Huntington Bancshares Incorporated
Huntington Center
41 South High Street
Columbus, Ohio 43287

HUNTINGTON INVESTMENT AND TAX SAVINGS PLAN
REQUIRED INFORMATION
Item 4. Financial Statements and Supplemental Schedule for the Plan.
The Huntington Investment and Tax Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedule for the fiscal year ended December 31, 2009, are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedule as of and for the year ended December 31, 2009 have been audited by Deloitte & Touche LLP, Independent Registered Public Accounting Firm, and their report is included therein.
EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP.

99.1
Financial statements and supplemental schedule of the Huntington Investment and Tax Savings Plan for the fiscal years ended December 31, 2009 and 2008, prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Huntington Bancshares Incorporated has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HUNTINGTON INVESTMENT AND TAX SAVINGS PLAN
Date: June 29, 2010	By:	/s/ Donald R. Kimble
Donald R. Kimble
Sr. Executive Vice President and Chief Financial Officer Huntington Bancshares Incorporated

2